UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-38201

SECOO HOLDING LIMITED

15/F, Building C, Galaxy SOHO

Chaonei Street, Dongcheng District

Beijing 100000

The People’s Republic of China

+86 10 6588-0135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This current report on Form 6-K relates to the Company’s strategic partnership and US$175 million convertible note and warrant investments from L Catterton Asia and JD.com.  The convertible notes are convertible into certain number of Class A ordinary shares of the Company at the conversion price of US$26.00 per Class A ordinary share or US$13.00 per American depositary share (“ADS”), subject to certain adjustments. Pursuant to the warrant, the investors are entitled to purchase up to 500,000 ADSs of the Company at the exercise price of US$18.00 per ADS, subject to certain adjustments.  For details of the strategic partnership and the investments, please refer to Exhibit 99.1, the press release that was issued by the Company on July 9, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECOO HOLDING LIMITED

		By:	/s/ Richard Rixue Li
		Name:	Richard Rixue Li
		Title:	Director and Chief Executive Officer

Date:	July 10, 2018

EXHIBIT INDEX

Exhibit 99.1 — Press Release